FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 70.65 g/t Au Over 5.25m at Golden Joint Main Vein, Extending Zone to 285m Vertical Depth

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 6, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from three diamond drill holes designed to expand the high-grade gold mineralization at the Golden Joint Zone centered approximately 1km north of the Keats Zone (see Figure 1). These holes were drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Golden Joint Drill Result Highlights

  Highlight intervals are summarized below. Additional results are provided in Table 2.
Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)****	Zone
NFGC-21-274	164.65	166.75	2.10	33.10	Golden Joint HW
NFGC-21-386	424.75	429.10	5.25	70.65	Golden Joint

Table 1: Highlight results from Golden Joint

  At the Golden Joint Main Vein, the interval of 70.65 g/t Au over 5.25m in hole NFGC-21-386 extends the drill-defined depth of high-grade gold by approximately 50m vertically from 235m to 285m deep. This vein is developed in the hanging wall to the Appleton Fault Zone and has been drill-defined over a strike length of approximately 250m that remains open in all directions (see Figure 2).
  At the Golden Joint Hanging Wall (‘HW’) Zone, the interval of 33.10 g/t Au over 2.10 m in NFGC-21-274 is the deepest reported intercept to date and extends the zone to a vertical depth of 112m. The Golden Joint HW Zone consists of a network of high-grade gold veins located east of the Golden Joint Main Vein that are now drill-tested over a strike length of approximately 210m and remain open in all directions (Figure 3).

Greg Matheson, COO of New Found, stated: “Today’s announcement continues to demonstrate the high-grade nature of both the Golden Joint Main Vein and the Golden Joint HW, discovered by New Found in 2021. Centrally located between the Company’s Keats and Lotto zones, the Golden Joint veins continue to expand as we step out along strike and to depth and they remain wide open in all directions. Similar to the new footwall discovery of 88.5 g/t Au over 3.35m in Hole NFGC-21-238 at Keats (see October 13, 2021, news release), we are very encouraged to be encountering high-grade gold in multiple veins with differing orientations in the Golden Joint – Lotto corridor and believe these results speak to the strength and extent of the gold mineralizing system along the Appleton Fault Zone. Good continuity is developing on these targets and our geological modelling is allowing us to accurately predict the location of these high-grade veins and to extend them.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)****	Zone
NFGC-21-244	245.30	247.30	2.00	1.21	Golden Joint
And	250.60	253.30	2.70	2.03	Golden Joint
And	264.00	266.15	2.15	1.60	Golden Joint
NFGC-21-274	164.65	166.75	2.10	33.10	Golden Joint HW
NFGC-21-386	424.75	430.00	5.25	70.65	Golden Joint

Table 2: Summary of results reported in this release for Golden Joint

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-244	299	-45.5	333	658572	5428399
NFGC-21-274	294	-49	552	658616	5428373
NFGC-21-386	298.5	-46.5	582	658634	5428306

Table 3: Details of drill holes reported in this release

Discussion

  The test work program announced by the Company’s November 4th release is ongoing. The outcomes of all test work will be reported as soon as the outstanding data becomes available.
  While the test work program is in progress and for the purpose of reporting a whole core assay result, the Company collected the other half of the sampled core intervals through select mineralized domains. In addition to the three drillholes reported in tables 1, 2 and 4, eleven additional mineralized domains were treated similarly, the results of which will be disclosed in the same way once available. For the mineralized domains being reported, samples of the first half of the core were submitted to EA for screen fire assay. Following the QC disclosure on November 4, 2021, the Company submitted the second half of the core to ALS for screen fire assay. A weighted gold average for both core- halves was calculated and is reported in tables 1,2 and 4.
  Table 4 compares the composite gold grade of each half of the core when reviewed independently. Note that for the results reported, the highest grade samples had higher grades reported for the second half of the core.
  It is not the intention for the Company to always release whole core assay results; certain gold grade composites will be reported on a whole-core basis to build additional confidence in selected mineralized zones.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)** 1st Half-Core	Au (g/t)*** 2nd Half-Core	Au (g/t)**** Weighted Avg.
NFGC-21-244	245.30	247.30	2.00	1.48	0.92	1.21
And	250.60	253.30	2.70	2.02	2.04	2.03
And	264.00	266.15	2.15	1.30	1.88	1.60
NFGC-21-274	164.65	166.75	2.10	26.62	39.98	33.10
NFGC-21-386	424.75	430.00	5.25	56.73	83.16	70.65

Table 4: Half-Core Composite Comparison

Queensway 400,000m Drill Program Update

Approximately 32% of the planned 400,000m program at Queensway has been drilled to date with approximately 29,500m of the core with pending assay results. Ten core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs by the end of Q1 2022.

Notes

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

** Gold values reported are from the first sampled half of the core and was assayed at EA.

***Gold values reported are from the second sampled half of the core and was assayed at ALS.

****Gold values reported are a weighted average of both halves of the core comprising the sampled interval.

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-386.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 90% of reported core lengths. Reported grades have not been capped. Assays are uncut, and calculated intervals are reported over a minimum length of 2.0m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30 g fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold with initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays. See also the Company's November 4, 2021, news release regarding work to assess the presence and source of variability relating to core samples submitted to Eastern Analytical. The test work program announced in the Company’s November 4th release is ongoing. The Company anticipates receiving results from lab work undertaken for this program in January 2022 and will report findings based on these results from its independent consultants shortly thereafter.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated January 6, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 32% complete. The Company is well funded for this program with a current working capital balance of approximately $130 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: +1 (910) 406-2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 6, 2022	By:	/s/ Craig Roberts
Chief Executive Officer